Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tapville Franchising Inc.
216 S Washington St
Naperville, IL 60540
https://www.tapville.com

Up to $1,999,999.10 in Class B Common Stock at $6.82
Minimum Target Amount: $19,996.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Tapville Franchising Inc.
Address: 216 S Washington St, Naperville, IL 60540
State of Incorporation: DE
Date Incorporated: June 08, 2020

Terms:

Equity

Offering Minimum: $19,996.24 | 2,932 shares of Class B Common Stock
Offering Maximum: $1,999,999.10 | 293,255 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $6.82
Minimum Investment Amount (per investor): $497.86

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All previous investors will receive 5% bonus shares.

Time-Based Perks

Early Bird 1 - Combo/Avid Investor Perk Invest $497+ (minimum investment) within the first three weeks and receive 2% bonus shares

Early Bird 2 - Invest $1,000+ within the first three weeks and receive 5% bonus shares

Early Bird 3 - Invest $2,500+ within the first three weeks and receive 10% bonus shares

Early Bird 4 - Invest $5,000+ within the first three weeks and receive 15% bonus shares

Early Bird 5 - Invest $10,000+ within the first three weeks and receive 18% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive an invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk - Invest $1000+ and receive lifetime membership 5% digital discount card + 3% bonus shares

Tier 3 Perk - Invest $5,000+ and receive lifetime membership 10% digital discount card + 8% bonus shares

Tier 4 Perk - Invest $10,000+ and receive lifetime membership 20% digital discount card + 12% bonus shares

Tier 5 Perk - Invest $25,000+ and receive lifetime membership 20% digital discount card + 18% bonus shares

Tier 6 Perk - Invest $50,000+ and receive lifetime membership 50% digital discount card + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.82 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $682.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Tapville Franchising Inc. ("Tapville" or the "Company") is a Hospitality Technology Automation Intelligence company that also owns and operates a national franchise brand. The Company is focused on modernizing food and beverage operations through intelligent automation, connected systems, self-service innovation, and data-driven design. By combining proprietary technology, operational expertise, and branded guest experiences, Tapville enhances efficiency, elevates guest engagement, and delivers scalable, high-performance solutions for hospitality operators.

The Company's technology platform is built around automation and data intelligence to streamline and optimize hospitality operations. At its core, Tapville connects critical systems—including beverage dispensing, point-of-sale (POS), inventory management, and guest engagement—into a unified, data-driven ecosystem. Self-pour solutions for beer, wine, and cocktails are one component of this broader automation strategy, enabling real-time tracking, reduced labor dependency, and enhanced guest control.

Beyond self-pour, Tapville deploys integrated automation tools that drive operational efficiency, improve accuracy, and unlock actionable insights across the business. The Company also provides consulting and buildout support, including bar design, system configuration, and workflow engineering to ensure seamless implementation. Looking ahead, Tapville is expanding its platform with AI-powered capabilities and wearable-enabled technologies designed to further automate service, optimize menu and inventory decisions, enhance marketing precision, and elevate overall staff productivity.

Tapville's branded concepts serve as both revenue-generating operations and real-world environments for innovation, supporting a dual growth strategy centered on franchising and technology licensing. The Company franchises full-service self-pour restaurant locations, retail kiosks within shopping centers under its "Drink While You Shop" model, and mobile taproom units that serve festivals, private events, and large-scale activations. Tapville currently operates 48 franchise locations across multiple states, including several units in the final stages of development. The brand has received national recognition from Entrepreneur Magazine, ranking as the #1 Franchise in its category in both 2025 and 2026, and being named among the Top New & Emerging Franchises since 2022. In addition, Tapville was recognized by the Inc. 5000 as one of the fastest-growing private companies in the United States.

The Company generates revenue through a combination of recurring and upfront revenue streams, with a strong emphasis on scalable, predictable income. Recurring revenue is driven by franchise royalties and ongoing technology licensing fees paid by both franchisees and third-party hospitality operators utilizing Tapville's platform. In addition to franchising, Tapville licenses its proprietary technology stack—including self-pour systems and integrated automation tools—to independent hospitality venues, expanding its footprint beyond branded locations.

Upfront revenue is generated through initial franchise fees (approximately $54,500 for full-service restaurants and $19,500 for kiosk and mobile concepts), as well as hardware sales, system installations, and implementation support services. Additional revenue is derived from consulting, system integrations, and operational setup. This hybrid model—combining franchising, licensing, and technology-enabled services—positions Tapville to scale efficiently while building a high-margin, recurring revenue base across both its branded ecosystem and external hospitality partners.

Corporate History

Tapville Franchising Inc. was initially organized as Tapville Station Franchising, LLC, an IL limited liability company on 12/06/2018. On 5/23/2019 the Company began operating under the assumed name of Tapville Social Franchising, LLC, and then on 6/08/2020 converted to a DE corporation as Tapville Franchising Inc.

Corporate Structure

Tapville Franchising Inc. is the parent entity and operates through three wholly-owned subsidiaries:

- Tapville Services, LLC (100% owned) – Provides support services for sales, marketing, training, and accounting.

- Tapville Tech, LLC (100% owned) – Handles product sales, installations, and support, including sales to both Tapville franchisees and non-Tapville franchisees through licensing.

- Tapville Operations, LLC (100% owned) – Entity that maintains ownership interests in franchise locations and joint ventures.

- Tapville Operations, LLC holds a minority interest (3.2%) in Craft & Q, LLC, which operates the Tapville Social – Naperville location.

Intellectual Property

The Company currently possesses two registered trademarks. The first trademark, "Tapville Social," is registered under number 5986449. The second trademark, "Tapville," is registered under number 6090970. These trademarks serve as valuable assets, providing legal protection and exclusive rights to the Company for the specified brands. They contribute to the Company's branding strategy and help establish a unique and recognizable presence in the market.

Competitors and Industry

Competitors:

Tapville operates at the intersection of hospitality and technology, and as such, competes across multiple categories including franchise restaurant concepts and beverage technology providers.

Within the franchise and experiential hospitality space, Tapville competes with concepts that combine craft beverages and social environments, including Tapster, and The Brass Tap. These brands offer curated beverage programs and community-driven experiences but typically rely on more traditional operating models or limited self-pour integration. Tapville differentiates itself through a fully integrated self-pour and self-order model designed to enhance guest control while reducing labor and operational inefficiencies.

In the self-pour technology category, Tapville competes with hardware and software providers such as PourMyBeer and iPourIt in the beer segment, as well as Napa Technology and Wine Emotion USA in the wine segment. These companies primarily operate as equipment providers rather than full-service consumer brands or franchise systems. Tapville distinguishes itself by integrating these types of technologies into a cohesive guest experience under a unified brand and operating model.

All our data is shared across all locations, and as we grow, we believe our data becomes even more powerful. While larger chains have attempted to replicate our model, we believe their ingrained processes and substantial investments make such a transition too disruptive for them.

Industry:

The global food and beverage industry represents a massive and expanding market opportunity, encompassing restaurants, bars, hotels, resorts, entertainment venues, and other hospitality-driven concepts. In the United States alone, food and beverage generates over $1.5 trillion in annual sales, while the broader global market exceeds several trillion dollars. Across these segments, operators face consistent challenges, including rising labor costs, increasing input prices for food and beverages, and the need to deliver high-quality, efficient guest experiences at scale. A key performance metric across the industry is prime cost—comprising labor, food, and beverage expenses—which typically ranges between 60% and 65% for well-run operations. Reducing prime cost without sacrificing guest experience remains one of the most important levers for improving profitability.

Tapville is positioned within this broader food and beverage ecosystem as a technology-driven operator and solutions provider focused on improving unit economics through automation and data intelligence. . These efficiencies are driven by reduced labor dependency, real-time inventory visibility, optimized product utilization, and enhanced operational controls across both beverage and food programs.

The food and beverage industry is undergoing a significant transformation as operators adopt more advanced, connected technologies to remain competitive. Modern systems now unify point-of-sale (POS), payments, inventory management, and guest data into centralized platforms that enable real-time decision-making. Self-pour technology—one component of this shift—has evolved into a connected, data-rich system that tracks consumption at a granular level, reduces waste, and enhances the guest experience across multiple venue types. At the same time, artificial intelligence and predictive analytics are being deployed to optimize pricing, forecast demand, manage labor, and personalize marketing efforts.

Tapville fits squarely within this evolution by delivering an integrated, automation-first platform tailored to the food and beverage industry. Through its franchising and technology licensing models, the Company serves a wide range of operators —from restaurants and bars to hotels and entertainment venues—providing tools that drive efficiency, increase margins, and elevate the overall guest experience. As the industry continues to shift toward data-driven and automated operations, Tapville believes it is positioned to capture value across a broad and growing segment of the food and beverage market.

Current Stage and Roadmap

Current Stage:

Tapville has established a growing national infrastructure across the United States, consisting of both franchised locations and licensed technology partners spanning restaurants, retail kiosks, mobile units, and third-party hospitality operators. This footprint not only generates diversified revenue through royalties, franchise fees, and technology licensing, but also

serves as a connected network for real-time data collection and operational insight.

Over nearly a decade, the Company has built a robust data foundation by capturing detailed information across transactions, guest behavior, beverage consumption, inventory movement, and operational performance. This infrastructure allows Tapville to aggregate and standardize data across multiple venue types, creating a powerful dataset that informs decision-making at both the unit and system level. As this network continues to expand, the depth and quality of these data insights increase, helping position the Company to leverage artificial intelligence to drive predictive analytics, automation, and enhanced operational intelligence in its next phase of growth.

Tapville generates revenue through a combination of recurring and upfront streams. Franchisees pay an initial franchise fee of approximately $54,500 for brick-and-mortar locations and $19,500 for kiosk concepts, along with ongoing royalty fees tied to gross sales. In parallel, the Company licenses its proprietary technology platform to third-party food and beverage operators, generating recurring licensing revenue. Additional revenue is derived from hardware sales, system implementations, and support services. Tapville also provides comprehensive training, marketing, and operational support to ensure consistency and performance across its network.

The Company has achieved national recognition, ranking as the #1 franchise in its category on Entrepreneur Magazine's Franchise 500 list in both 2025 and 2026, and being named to the Top New & Emerging Franchises list from 2022 through 2024. Tapville has also been recognized on the Inc. 5000 list of fastest-growing private companies, further validating its growth trajectory and market position.

Since its early capital raises, including support from StartEngine investors, Tapville has built the team, systems, and operational infrastructure necessary to scale efficiently. As of 2025, the Company has reached profitability, marking a key milestone in its development. With a strong foundation in place—including a growing national footprint, recurring revenue streams, and a decade of proprietary data—Tapville is now positioned to enter its next phase of growth, focused on advancing its platform through AI-driven automation, deeper data intelligence, and expanded deployment across the broader food and beverage industry.

Future Roadmap:

The next stage of Tapville's development is centered on advancing its intelligent automation and technology capabilities. Capital raised is planned to primarily support continued investment in the Company's evolving technology stack, including AI-driven tools and wearable-enabled solutions such as smart glasses designed to enhance staff efficiency, improve order accuracy, and streamline operations in real time. These innovations are intended to further connect beverage dispensing, POS, inventory management, and guest engagement into a unified, data-driven system.

In parallel, Tapville intends to leverage these advancements to support the expansion of its franchised concepts, including brick-and-mortar locations, retail kiosks, and mobile taproom units. Additional investment may be directed toward franchise sales, marketing, and operational infrastructure to accelerate national growth. By leading with technology and scaling through franchising, the Company is planning to position itself to modernize hospitality through automation, efficiency, and enhanced guest experiences.

Marketing Data Analytics:

Advanced technology enables restaurants to gather and analyze data on customer preferences, purchasing patterns, and feedback. This data helps create targeted marketing campaigns, personalized offers, and loyalty programs. By understanding their customers better, restaurants can increase engagement, attract new customers, and retain existing ones.

Operational Efficiencies:

Technology streamlines various operational aspects of running a restaurant. Inventory management systems can automatically track stock levels and alert managers when supplies are low. Scheduling software optimizes staff shifts, ensuring appropriate staffing levels. Additionally, integrated point-of-sale (POS) systems simplify transactions and provide real-time sales data.

Increasing Profitability:

The combined effect of reduced labor costs, enhanced marketing, and improved operational efficiencies can boost profitability. Technology allows restaurants to operate more smoothly, serve customers more effectively, and make data driven decisions that enhance overall performance. Tapville's Technological Edge: Tapville integrates self-pour and self-order systems to enhance the guest experience and help optimize the operational aspects of its franchises.

Our approach includes:

- Data-Driven Insights: We provide franchisees with access to data analytics tools for informed decision-making and targeted marketing.

- Operational Support: Our technology helps franchisees manage operations efficiently, from inventory to staffing.

- Scalability: As we expand, our tech-forward model supports new franchisees can integrate into the Tapville system efficiently.

- Investors in Tapville Franchising Inc. will be supporting the marketing, sales, brand, and operational support of franchised locations. We are currently developing new locations that have signed agreements and are looking for new qualified franchisees.

The Team

Officers and Directors

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Financial Officer, Director
  Dates of Service: March, 2017 - Present
  Responsibilities: I am responsible for the overall vision and strategy of the company. I lead the development and growth of our unique franchise concepts, licensed products, outposts in shopping malls, and restaurant locations.

Name: Donald A. DiBrita III

Donald A. DiBrita III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Marketing
  Dates of Service: June, 2020 - Present
  Responsibilities: Lead and execute all marketing initiatives across Tapville Franchising Inc., driving brand growth, customer acquisition, and revenue. This includes overseeing strategy, campaigns, and team execution to ensure a consistent, high-impact presence across all locations and channels.

Name: Robert Joseph Herrmann

Robert Joseph Herrmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Brand & Construction
  Dates of Service: February, 2024 - Present
  Responsibilities: Create and maintain environmental brand standards. Multiple channel design development.

Other business experience in the past three years:

- Employer: Finn llc
  Title: Principal
  Dates of Service: June, 2001 - March, 2024
  Responsibilities: 50% equity stake. Client acquisition, design development and management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely

retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $1,999,999.10 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal

disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in

unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory and Licensing Challenges

The alcohol industry is highly regulated, with varying laws and licensing requirements across different regions. Franchisees must obtain proper licenses to sell alcohol, and any changes in regulations, such as stricter alcohol sales laws or restrictions on self-pour technology, could negatively impact the business. Non-compliance with these regulations could result in fines, penalties, or even the loss of operating licenses, affecting Tapville's ability to expand or maintain its franchise locations. However, since the Company is an alcohol adjacent business, a regulatory authority may make a determination that the Company is, or should be, subject to federal, state, or local liquor laws or that the company is a de facto retailer of alcohol beverages. In such case, the Company investors (including those investors through this offering) may be subject to such liquor laws. In particular, owners, investors, agents, managers, employees, and each of their spouses (such persons, "Conflicted Individuals") of any other business that holds an alcohol beverage manufacturing license or an alcohol beverage wholesale/distribution license would be prohibited from being investors in the Company and, therefore, such Conflicted Individuals should not participate in this offering.

Dependence on Technology

Tapville's self-pour and self-order business model relies heavily on advanced technology to manage operations, serve customers, and collect payments. Any disruptions in the technology, such as system failures, software bugs, or cybersecurity breaches, could lead to operational delays, customer dissatisfaction, and potential revenue loss. Additionally, the constant need to update and maintain technology systems poses an ongoing financial and operational risk.

Shifts in Consumer Preferences

The food and beverage industry is subject to changing consumer preferences, and trends can shift rapidly. If there is a decline in demand for self-service experiences or a preference for traditional, full-service dining, Tapville's business model may face challenges. Keeping up with consumer preferences and staying relevant through innovation and customer engagement will be critical to maintaining Tapville's market position and franchise growth.

Prior regulatory action by a Maryland state securities authority

On June 17, 2024, we entered into a consent order with the Maryland Securities Division relating to our franchise offering activities, including entering into an area development agreement in Maryland prior to obtaining state registration. The consent order required us to pay a $500 penalty and to provide rescission offers to the two affected parties. We subsequently satisfied all conditions of the consent order, including completing the required rescission offers, obtained Maryland franchise registration, and the matter has been closed by the Maryland Securities Division.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Tota	4,072,278	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 293,255 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,132,278 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for a complete list of rights associated with Class A Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger of Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less

extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,797,318 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding does not include 260,000 options outstanding and 390,000 options reserved but unissued.

Please see Exhibit F for a complete list of rights associated with Class B Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such

voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $117,437.00
  Number of Securities Sold: 20,411
  Use of proceeds: Expansion
  Date: September 09, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $197,451.00

Number of Securities Sold: 34,295
Use of proceeds: Expansion
Date: September 24, 2024
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Total revenue for fiscal year 2025 was $591,676 compared to $234,891 in fiscal year 2024, an increase of $356,785, or approximately 152%. This increase was primarily driven by growth in franchise sales and royalty income. Franchise sales increased from $188,193 in fiscal year 2024 to $412,757 in fiscal year 2025, reflecting new franchise agreements executed during the period. Royalties and licensing income increased from $255,315 in fiscal year 2024 to $363,896 in fiscal year 2025, consistent with the ongoing expansion of open and operating franchise locations. Interest income also increased from $448 in fiscal year 2024 to $9,575 in fiscal year 2025, reflecting interest accruing on a promissory note receivable from a franchisee.

Cost of Sales

Cost of sales was $0 in both fiscal year 2025 and fiscal year 2024. The Company's revenue is comprised primarily of franchise fees, royalties, and licensing income, which do not carry a direct cost of goods sold under the Company's current accounting treatment. As a result, gross profit equals total revenues in both periods.

Gross Margins

Gross profit for fiscal year 2025 was $591,676, compared to $234,891 in fiscal year 2024. The increase of $356,785 is attributable entirely to the growth in total revenues described above, as the Company recorded no cost of sales in either period.

Expenses

Total expenses for fiscal year 2025 were $443,903, compared to $809,710 in fiscal year 2024, a decrease of $365,807, or approximately 45%. The most significant driver of this reduction was a decrease in management fees, which declined from $490,458 in fiscal year 2024 to $348,000 in fiscal year 2025. Additional reductions included the elimination of advertising and promotion expense ($66,242 in fiscal year 2024, $0 in fiscal year 2025) and lower professional fees ($37,443 in fiscal year 2025 versus $82,888 in fiscal year 2024). These decreases were partially offset by new expenses in fiscal year 2025, including insurance ($19,230), interest expense ($6,451) related to the Company's line of credit, and travel ($66,005).

Net Income (Loss)

The Company reported net income of $147,773 for fiscal year 2025, compared to a net loss of $(574,819) for fiscal year 2024. This improvement of $722,592 reflects the combined impact of substantially higher revenues and meaningfully lower operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows may not be fully indicative of the revenue and cash flows expected in the future, as the Company's franchise network continues to expand and deferred revenue is recognized as franchisees open locations and performance obligations are satisfied. Past cash was primarily generated through franchise fee income, royalties, and equity investments raised through StartEngine. Our goal is to continue growing the active franchise network and converting our development pipeline into open, revenue-generating locations.

Note that the Company has historically incurred significant operating losses and cash flow deficiencies. While the Company returned to profitability in fiscal year 2025, a cumulative retained deficit of $(2,154,285) remains as of December 31, 2025.

These conditions have previously raised concerns about the Company's ability to meet operating costs, as disclosed by the Company's auditors, and investors should consider this history when evaluating this offering.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2026, the Company had 62,090.22 in cash on hand, this includes cash from Tapville Franchising, Inc, Tapville Tech, LLC and Tapville Services, LLC, all wholly owned subsidiaries. The Company also has access to a business line of credit with American Express with a balance outstanding of $73,250 as of December 31, 2025, bearing fixed interest of $716.80 per month with monthly principal and interest payments of $4,983.47.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important, but not solely critical, to our company operations. The Company is currently revenue generating and returned to profitability in fiscal year 2025. However, given our limited cash on hand and our ongoing obligations — including management fees, professional fees, travel, and debt service on our existing line of credit — additional capital from this offering will meaningfully support our continued franchise sales efforts, marketing initiatives, operational support infrastructure, and technology development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are important to, but not solely determinative of, the viability of the Company. We have other capital resources available, including our existing line of credit with American Express and ongoing revenues from franchise fees and royalties. If the Company raises its maximum funding goal of $1,999,999.10, funds raised through this campaign would represent a significant portion of our total projected capital resources for the near term.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,996.24, we anticipate the Company will be able to continue operating, as our current revenues are sufficient to cover ongoing expenses. After platform fees, net proceeds of approximately $18,497 would be applied toward franchise sales and marketing support. This is based on a current monthly operating expense run rate of approximately $37,000, which includes management fees, professional fees, insurance, travel, and administrative costs. At this level of raise, the Company would rely primarily on ongoing revenues to fund operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,999,999.10, we anticipate the Company will be able to expand operations and accelerate franchise growth for approximately 4 years, based on a projected monthly operating expense run rate of approximately $37,000 (consistent with current operations) and net proceeds of approximately $1,849,999 after platform fees. These funds would be deployed to support franchise sales, marketing, technology improvements, and operational support for new and existing franchisees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including continuation of its existing American Express business line of credit and potential future Regulation Crowdfunding raises through StartEngine consistent with its prior campaigns. The Company is not currently conducting any concurrent offerings.

Indebtedness

- Creditor: American Express
  Amount Owed: $138,765.16
  Interest Rate: 0.0%
  Business line of credit; no additional material rights disclosed. Fixed payment of $8,907.64 /month (approximate annualized rate)

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,439,844.72

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,996.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Franchise Sales, Marketing & Technology Prospecting
  40.0%
  Funds will support integrated franchise development and technology prospecting efforts, including targeted digital campaigns, lead generation, and attendance at industry trade shows and conferences. This includes attracting both prospective franchisees and technology licensing partners, positioning Tapville as a hospitality + technology platform across restaurant, mobile taproom, kiosk, and tech-enabled venue concepts.

- Platform Development, Integrations & Innovation
  21.5%
  Funds will be used to enhance and expand our proprietary hospitality technology platform, supporting both franchise operations and third-party technology prospects. This includes software development, wearable development, system integrations (e.g., POS, hotel, and resort platforms), AI-driven data analytics, and ongoing innovation to scale Tapville's technology as a standalone revenue channel.

- Operations, Enablement & Partner Support
  30.0%
  Funds will support onboarding, implementation, project management, training, and ongoing support programs for both franchisees and technology partners. This includes operational support staff and marketing enablement to drive performance, consistency, and growth across the network.

If we raise the over allotment amount of $1,999,999.10, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Franchise Sales, Marketing & Technology Prospecting
  40.0%
  Funds will support integrated franchise development and technology prospecting efforts, including targeted digital campaigns, lead generation, and attendance at industry trade shows and conferences. This includes attracting both prospective franchisees and technology licensing partners, positioning Tapville as a hospitality + technology platform across restaurant, mobile taproom, kiosk, and tech-enabled venue concepts.

- Platform Development, Integrations & Innovation
  21.5%
  Funds will be used to enhance and expand our proprietary hospitality technology platform, supporting both franchise operations and third-party technology prospects. This includes software development, wearable development, system integrations (e.g., POS, hotel, and resort platforms), AI-driven data analytics, and ongoing innovation to scale Tapville's technology as a standalone revenue channel.

- Operations, Enablement & Partner Support
  30.0%
  Funds will support onboarding, implementation, project management, training, and ongoing support programs for both franchisees and technology partners. This includes operational support staff and marketing enablement to drive performance, consistency, and growth across the network.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tapville.com (https://www.tapvillesocial.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tapville-cf5

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Tapville Franchising Inc.

[See attached]

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2025 and 2024

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.   MEMBERS:
JOSE E. SMITH, C.P.A.   AMERICAN INSTITUTE OF
                                                         CERTIFIED PUBLIC ACCOUNTANTS
                                                         FLORIDA INSTITUTE OF
                                                         CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Tapville Franchising, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025 and 2024 and the related statements of operations and retained earnings and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tapville Franchising, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

-1-

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.'s ability to continue as a going concern for the year ended December 31, 2025 and 2024.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness Tapville Franchising, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Smith, Buzzi & Associates, LLC.

Miami, Florida
February 16, 2026

TAPVILLE FRANCHISING, INC.
Balance Sheets
December 31, 2025 and 2024

Assets		2025	2024
Current assets:			
Cash	$	84,869	10,157
Contribution receivable- escrow		–	6,686
Accounts receivable		122,890	110,765
Accrued interest receivable		9,511	–
Notes Receivable from franchisee		230,694	230,694
Other assets		–	3,228
Investments		80,319	116,347
Property and equipment, net		1,150	2,300
Total assets	$	529,433	480,177
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	13,758	56,773
Loan payable		73,250	–
Deferred revenue		187,911	484,143
Total liabilities		274,919	540,916
Stockholders' (deficit) equity:			
Common stock		2,408,799	2,241,319
Retained earnings (deficit)		(2,154,285)	(2,302,058)
Total stockholders' (deficit) equity		254,514	(60,739)
Total liabilities and stockholders' equity	$	529,433	480,177

See accompanying notes to financial statements.

-3-

TAPVILLE FRANCHISING, INC

Statements of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2025 and 2024

		2025	2024
Revenue:			
Franchise sales, net	$	412,757	188,193
Product sales		–	–
Service fee income		–	–
Royalties and licensing		363,896	255,315
Loss (earnings) from investments		(205,526)	(304,020)
Interest income		9,575	448
Other income		10,974	94,955
Total revenues		591,676	234,891
Cost of goods sold		–	–
Gross profit		591,676	234,891
Expenses:			
Advertising and promotion		–	66,242
Depreciation		1,150	1,150
Bank charges		5,188	5,616
Commission fees-sales		–	9,000
Conferenece and trade shows		–	6,339
Consulting		9,750	–
Insurance		–	19,230
Interest expense		6,451	–
Investment fees		5,845	10,516
Licenses and taxes		1,410	3,795
Management fee		348,000	490,458
Office expense		25,866	48,471
Professional fees		37,443	82,888
Travel		2,800	66,005
Total expenses		443,903	809,710
Net income (loss)		147,773	(574,819)
Distributions		–	–
Retained earnings (deficit), beginning of year		(2,302,058)	(1,727,239)
Retained earnings (deficit), end of year	$	(2,154,285)	(2,302,058)

TAPVILLE FRANCHISING, INC
Statements of Cash Flows
For the Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net income (loss)	$ 147,773	(574,819)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	1,150	1,150
Equity in earnings (loss) of investments	205,526	304,020
(Increase) decrease in assets:		
Accounts receivable	(21,636)	(8,819)
Investments	(54,499)	47,830
Contributions receivable-escrow	6,686	(47)
Other assets	3,228	2,450
Increase (decrease) in liabilities:		
Accounts payable	(43,015)	10,394
Deferred revenues	(296,232)	(21,346)
Net cash used by operating activities	(51,019)	(239,187)
Cash flows from investing activities:		
Acquisition of fixed assets	-	-
Organizational costs	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities:		
Issuance of common stock	52,481	64,027
Loan borrowings	73,250	-
Net cash provided by financing activities	125,731	64,027
Net increase (decrease) in cash and cash equivalents	74,712	(175,160)
Cash and cash equivalents, beginning of year	10,157	185,317
Cash and cash equivalents, end of year	$ 84,869	10,157
Supplemental disclosure information:		
Income taxes paid	$ -	-

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

1.   **Summary of Significant Accounting Policies**

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a)   **Method of Accounting**

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1.   _Summary of Significant Accounting Policies – (Cont.)_

c)   _Franchise Fees/ Deferred Revenues_

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

• persuasive evidence of a sales arrangement exists
• all material obligations have been provided
• the sales price is fixed or determinable and
• collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2025 and 2024, the Company has recorded deferred franchise fees of $187,911 and $484,143, respectively, relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *Summary of Significant Accounting Policies* – *(Cont.)*

c)   *Franchise Fees/ Deferred Revenues* – *(Cont.)*

Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d)   *Accounts Receivable*

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2025 and 2024, a total of $0 in accounts were reserved.

1. _Summary of Significant Accounting Policies – (Cont.)_

e) _Income Taxes_

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2024, 2023 and 2022, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2025.

f) _Cash and Cash Equivalents_

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) _Pervasiveness of Estimates_

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.   _Summary of Significant Accounting Policies - (Cont.)_

g)   _Pervasiveness of Estimates - (Cont.)_

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

h)   _Long-Lived Assets_

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i)   _Concentrations, Risks and Uncertainties_

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

j)   _Fair Value_

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

k)   _Financial Viability_

The Company has experience significant operating losses and cash flow deficiencies during 2025 and 2024. These occurrences raise concerns about the Company's ability to meet operating costs during the upcoming fiscal year.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

2. **_Accounts Receivable_**

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2025 and 2024, the balance of accounts receivable amounted to $122,890 and $110,765, respectively, and bad debt expense amounted to $0 for each fiscal year.

3. **_Investments_**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2025, the net franchise (loss)/income was ($40,335). The carrying value of the investment is $0 at December 31, 2025.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net life to date adjustment to the investment of the Company's share of investments' profit and losses amounted to ($167,245) for 2025. The carrying value of the investments is $82,272 at December 31, 2025.

During 2024, the Company invested in two (2) additional affiliated franchises. These investments are accounted for under the equity method. The net adjustment to the investment in the Company's share of investments' profits and losses amounted to $8,809. The carrying value of the investments is $0 at December 31, 2025.

During 2025, the Company invested in one (1) additional franchise that is accounted for under the equity method. The Company's share of the investments' profit and loss was ($6,755). The carrying value is ($1,953) at December 31, 2025.

4. **_Note Receivable from Franchisee_**

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2025 amounted to $125,000. During 2025, no funds were advanced. These combined $125,000 amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note in 2023. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2025 amounted to $0 and $0 at December 31, 2024.

5. *Property and Equipment*

Property and equipment at December 31, 2025 and 2024, consists of the following:

	2025	2024
Training wall	$ 5,750	5,750
Office furniture and equipment	-	-
	5,750	5,750
Less accumulated depreciation	(4,600)	(3,450)
	$ 1,150	2,300

Depreciation expense for the year ended on December 31, 2025 and 2024, amounted to $1,150, respectively.

6. *Loan Payable*

During 2025, the Company entered into a business line of credit with American Express. Interest expense is fixed $716.80 per month and monthly payments due of principal and interest are $4,983.47. The balance outstanding at December 31, 2025 amounted to $73,250.

7. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022, 2023 and 2024, an additional amount of $312,250, $113,690, and $64,027, respectively, was raised via StartEngine. During 2025, a total of $52,481 was raised via StartEngine. During the years, a total of $5,845 and $10,516 were charged as investment fee and as of December 31, 2025 and 2024, the amount of $0 and $6,686 remains in escrow and is reflected as contributions receivable at December 31, 2025 and 2024, respectively.

8.   **_Franchise Sales and Agreements_**

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

9.   **_Subsequent Events_**

Management has evaluated subsequent events through February 16, 2026, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The AI Operating System for Hospitality Automation

Tapville is a profitable hospitality franchisor, technology and intelligence company, built on years of operating real venues, deploying automation systems, and capturing live guest data across a national network of franchised and licensed locations—backed by over $1.8 million already raised from investors. Our next phase is launching an AI-powered platform helping restaurants and hospitality businesses operate smarter, faster, and more profitably.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW   ABOUT   TERMS   DISCUSSION   **INVESTING FAQS**

REACONC TO INVECT

Profitable, Proven Hospitality Technology Platform - Tapville is a **profitable hospitality technology company** with automation systems already deployed across a **national network of franchised and licensed locations**. Built from years of real-world operations, Tapville combines live guest data, operational expertise, and proven technology into a scalable platform—reducing execution risk and positioning the business for continued growth.

AI-Powered Platform Targeting a $1T+ Industry - Eyes Up Hospitality™ is an AI-powered platform designed to help restaurants, bars, hotels, and entertainment venues automate operations, optimize labor, enhance guest experiences, and unlock real-time insights. As hospitality operators face rising costs and increasing complexity, we believe intelligent automation is becoming essential across the industry.

Built-In Distribution Driving Scalable Growth - Tapville's existing franchise and **licensing network provides a built-in ecosystem for rapid deployment, real-world testing, and continuous data generation**. We believe this foundation enables efficient scaling across the highly fragmented U.S. restaurant market **which has over one million restaurant locations.**

TEAM



Joseph Tota • Founder, CEO, Director, Principal Financial Officer

20+ years in consulting, technology, franchising, and operations. Proven track record scaling multi-unit businesses and driving growth through technology, strategic partnerships, and system-wide execution.

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Thomas Kuba • Operations Manager

10+ years of experience supporting food and beverage operations across hospitality concepts, with a strong focus on technology-driven execution, consistency, and scalability. Proven ability to implement and optimize tech-enabled programs, support multi-unit operations, and drive performance through data, systems integration, and cross-functional collaboration.

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Stephanie Mostoller • Marketing Coordinator

10+ years of experience in hospitality, operations, and marketing coordination, focused on delivering structured training, clear communication, and operational excellence. Develops training programs for franchise and licensed locations while supporting communications that keep teams informed and prepared.

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Don DiBrita • Vice President of Marketing

20+ years in digital marketing and brand growth. Proven ability to scale customer acquisition, build engaged communities, and drive revenue through data-driven strategies across hospitality and consumer platforms.

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Robert Herrmann • Vice President of Brand & Construction

30+ years in environmental and brand design across multiple industries. Expert in hardware design, development, and scalable environments, ensuring consistent brand execution and high-performing guest experiences.

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Kyong Rhee • Senior Project Manager

20+ years of experience in hospitality and project management, leading franchise onboarding with a focus on clear communication, operational readiness, and smooth openings. Known for a solutions-focused approach that keeps projects on track and enhances the overall franchisee experience.

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Gretchen Schmidt • Hospitality Solutions Manager



20+ years of experience in sales and marketing driving growth through strategic, relationship-focused, and data-informed decision-making. Proven ability to build strong partnerships, guide development from initial interest through execution, and align marketing strategy with measurable business outcomes for sustained success.

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Adrian Ortiz • Technical Support Operations Manager



Background in hospitality, technology, and customer support with a focus on infrastructure and hands-on problem solving. Specializes in troubleshooting and maintaining hospitality systems to ensure smooth day-to-day operations.

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Betsy Hamm • Advisory Board



20+ years of experience in marketing, brand building, and operational leadership across hospitality and food service. Served as COO and then CEO of Duck Donuts during its expansion from 20 locations to nearly 200 across the U.S. and nine international markets. Skilled in aligning strategy with growth, building scalable operations, strengthening leadership teams, and creating brands that connect and convert.

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Sean Thomas • Advisory Board



Sean Thomas brings more than 20 years of industry experience to his role as Partner and Co-Founder of Fifth and Broad Partners, a Wendy's franchisee, and Minnie Bird. With deep roots in the business—his grandfather founded Wendy's—Sean has spent a lifetime immersed in the food and hospitality sectors. He previously served as Co-Founder and COO of Sipp Brands, a nationally recognized wine company specializing in production and investment. Sean is a graduate of Auburn University and holds a culinary degree from Le Cordon Bleu-Chicago.

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Evan Goldman • Advisory Board



Evan Goldman is a Founding Partner at The Franchise Firm LLP with extensive experience advising hospitality and restaurant franchise brands on franchise law, compliance, growth strategy, and brand protection. As an advisor, he brings strategic legal insight that supports scalable expansion and long-term franchise success.

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Brian P. Brammeier • Advisory Board



20+ years of experience in technology, cybersecurity, operations, and business leadership. Founder and CEO of HigherGround Managed Services, leading the company through a successful acquisition in 2019. Active board member and advisor to growing technology and hospitality brands, with expertise in scaling businesses, strategic growth, cybersecurity, and operational leadership.

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THE PITCH

Addressing a Growing Market Need

We believe Tapville is solving one of the biggest challenges in hospitality: the ability to deliver consistent, profitable unit economics in a high-cost, operationally complex environment.



The smart glass component of our Eyes Up technology are under development and planned for a future release.

Tapville has developed Eyes Up Hospitality™ an AI-powered platform transforming fragmented operational data into real-time intelligence, enabling operators to reduce labor dependency, maximize per-guest spend, and potentially achieve consistent, scalable profitability.

THE PROBLEM

Hospitality Is Broken by Fragmentation

Restaurants and hospitality operators are still running on **disconnected systems, manual processes, and guesswork.**



The result:

- Rising labor costs
- Service breakdowns
- Constant reactive management
- Limited visibility into real-time performance

OUR SOLUTION

Eyes Up Hospitality™
The AI Operating Layer for Hospitality

Eyes Up Hospitality™ turns fragmented operations into a real-time, intelligent system.





The smart glass component of our Eyes Up technology are under development and planned for a future release.

By combining automation, data, and AI, operators can:

- See what's happening instantly
- Fix issues before they escalate
- Optimize labor and performance
- Deliver faster, more consistent service

MORE CONTROL. BETTER MARGINS.









The smart glass component of our Eyes Up technology are under development and planned for a future release.

THE MARKET & OUR TRACTION

A $1T+ Industry Ready for Transformation

Hospitality is a **$1T+ U.S. market**, with **over 1 million hospitality**

Hospitality is a **$1T+ U.S. market**, with **over 1 million hospitality businesses nationwide**, yet most operators still rely on **outdated systems**, **manual processes, and limited real-time visibility.**

Profitability and scalability remain constant challenges—creating an opportunity for intelligent, technology-driven solutions at scale.

Built on Real Scale. Designed to Expand

Tapville is not starting from scratch.

With **85+ franchised and licensed locations across the country**, Tapville has built a scalable operating platform powered by real-world automation systems and continuous guest and operational data.

This has given us a deep, real-world understanding of the challenges hospitality operators face every day.

Now, we are building on that foundation.

Eyes Up Hospitality™ transforms our proven operating system into an AI-powered intelligence platform—**designed to scale across Tapville locations and expand to hospitality businesses nationwide.**



By combining automation, real-time data, and AI, the platform helps operators:

- Optimize staffing and labor in real time
- Improve workflows and operational efficiency
- Increase revenue per guest
- Make faster, data-driven decisions

Proven Traction. Expanding Platform.

Tapville has already demonstrated momentum:

- Recognized on the Inc. 5000

- Ranked on the Entrepreneur Franchise 500 (2025 & 2026)

- 85+ franchised and licensed locations open

- Millions in systemwide revenue

Built on years of operating live hospitality venues and deploying automation technology in real- world environments, **the platform continuously learns from guest behavior, transactions, and operational performance.**

As we continue to grow our footprint, we plan to **deploy this technology both within our network and across the broader hospitality industry.**

Less time reacting. More time optimizing, scaling, and delivering great guest experiences.

WHY INVEST

Built on a Real, Profitable Business

Tapville combines a profitable, real-world hospitality franchising business with the upside of a scalable AI-powered technology platform.

Unlike many early-stage AI companies that start with concepts, we built the foundation first:

- Real venues

- Deployed automation systems

- A national franchise and licensing network

- Continuous operational and guest data

Revenue Model

Simple. Scalable. Recurring.

Eyes Up Hospitality™ is designed as a high-margin, recurring SaaS platform built for rapid adoption across hospitality businesses.

Operators subscribe on a per-location monthly basis, with the ability to activate the platform quickly and expand over time.

Why We Believe Tapville Wins

- Profitable operating business

- Real-world deployment and validation

- Proprietary, growing data set

- Built-in distribution network

- Scalable SaaS + AI platform expansion

We are not just building a hospitality brand. We are building the AI-powered operating system for hospitality

Join Us

Invest now and be part of building the future of intelligent, automated hospitality.

ABOUT

HEADQUARTERS

**216 S Washington St
Naperville, IL 60540**

WEBSITE

[**View Site** ⧉](#)

Tapville is a profitable hospitality franchisor, technology and intelligence company, built on years of operating real venues, deploying automation systems, and capturing live guest data across a national network of franchised and licensed locations—backed by over $1.8 million already raised from investors. Our next phase is launching an AI-powered platform helping restaurants and hospitality businesses operate smarter, faster, and more profitably.

TERMS
Tapville

Overview

PRICE PER SHARE
$6.82

VALUATION
$40.44M

DEADLINE ˙
Aug. 20, 2026 at 2:59 AM EDT

FUNDING GOAL ˙
$20K - $2M

Breakdown

MIN INVESTMENT ˙
$497.86

OFFERING TYPE
Equity

MAX INVESTMENT ˙
$1,999,999.10

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
2,932

MAX NUMBER OF SHARES OFFERED
293,255

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$529,433	$480,177
Cash & Cash Equivalents	$84,869	$10,157
Accounts Receivable	$0	$6,686
Short-Term Debt	$73,250	$0
Long-Term Debt	$0	$0
Revenue & Sales	$591,676	$234,891
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$147,773	-$574,819

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All previous investors will receive 5% bonus shares.

Time-Based Perks

Early Bird 1 - Combo/Avid Investor Perk Invest $497+ (minimum investment) within the first three weeks and receive 2% bonus shares

Early Bird 2 - Invest $1,000+ within the first three weeks and receive 5% bonus shares

Early Bird 3 - Invest $2,500+ within the first three weeks and receive 10% bonus shares

Early Bird 4 - Invest $5,000+ within the first three weeks and receive 15% bonus shares

Early Bird 5 - Invest $10,000+ within the first three weeks and receive 18% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive an invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk - Invest $1000+ and receive lifetime membership 5% digital discount card + 3% bonus shares

Tier 3 Perk - Invest $5,000+ and receive lifetime membership 10% digital discount card + 8% bonus shares

Tier 4 Perk - Invest $10,000+ and receive lifetime membership 20% digital discount card + 12% bonus shares

Tier 5 Perk - Invest $25,000+ and receive lifetime membership 20% digital discount card + 18% bonus shares

Tier 6 Perk - Invest $50,000+ and receive lifetime membership 50% digital discount card + 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.82 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $682.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

JOIN THE DISCUSSION





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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQs

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine? ⌃

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

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The AI Operating System for

Hospitality Automation.

Tapville is a profitable hospitality franchisor, technology and intelligence company, built on years of operating real venues, deploying automation systems, and capturing live guest data across a national network of franchised and licensed locations — backed by over $5.6 million already raised from investors.

INVEST NOW

Share Price   Min Investment
$3.32 $497.39

For the L1 offering to the available through RightBridge Markets LLC, FINRA registered securities, dispute, and the book of the legal of risk, including the possible loss of your entire investment.

REASON TO INVEST

Built on a real, profitable business – scaling with AI.

Profitable, Proven Hospitality Technology Platform

Tapville is a profitable hospitality technology company with automation systems already deployed across a national network of franchised and licensed locations. Built from years of real-world operations, Tapville combines live guest data, operational expertise, and proven technology into a scalable platform — reducing execution risk and positioning the business for continued growth.

AI-Powered Platform Targeting a $1T+ Industry

Eyes Up Hospitality™ is an AI-powered platform designed to help restaurants, bars, hotels, and entertainment venues automate operations, optimize labor, enhance guest experiences, and unlock real-time insights. As hospitality operators face rising costs and increasing complexity, we believe intelligent automation is becoming essential across the industry.

Built-In Distribution Driving Scalable Growth

Tapville's existing franchise and licensing network provides a built-in ecosystem for rapid deployment, real-world testing, and continuous data generation. We believe this foundation enables efficient scaling across the highly fragmented U.S. restaurant market which however one million restaurant locations.

Learn More About How Tapville Is Scaling With AI

Enter your email address   Enter your phone number   **Learn More**

THE OPPORTUNITY

Addressing a Growing Market Need.

We believe Tapville is solving one of the biggest challenges in hospitality: the ability to deliver consistent, profitable unit economics in a high-cost, operationally complex environment.

Introducing:



EYES UP HOSPITALITY™

Tapville has developed Eyes Up Hospitality™ an AI-powered platform transforming fragmented operational data into real-time intelligence, enabling operators to:

REDUCE LABOR DEPENDENCY

MAXIMIZE PER-GUEST SPEND

POTENTIALLY ACHIEVE CONSISTENT, SCALABLE PROFITABILITY

INVEST NOW

THE PROBLEM

Hospitality Is Broken by Fragmentation

Restaurants and hospitality operators are still running on disconnected systems, manual processes, and guesswork.

The result:
- Rising labor costs
- Service breakdowns
- Constant reactive management
- Limited visibility into real-time performance

OUR SOLUTION

Eyes Up Hospitality™ - The AI Operating Layer for Hospitality.

Eyes Up Hospitality™ turns fragmented operations into a real-time, intelligent system.

ORDER SENT TO KITCHEN

CAPTURE
AI PROCESSING
CONFIRMATION
SEND TO KITCHEN

Taking Order...

By combining automation, data, and AI, operators can:

- See what's happening instantly
- Fix issues before they escalate
- Optimize labor and performance
- Deliver faster, more consistent service

The order glass component of our Eyes Up technology are under development and planned for a future release.

MORE CONTROL. BETTER MARGINS.

SMARTER SERVICE, HAPPIER GUESTS

PERFECT DRINKS, EVERY TIME

INVENTORY AND MENU MANAGEMENT

SMARTER MARKETING, MORE LOYAL GUESTS

INVEST NOW

THE MARKET & OUR TRACTION

A $1T+ Industry Ready for Transformation.

Hospitality is a $1T+ U.S. market, with over 1 million hospitality businesses nationwide, yet most operators still rely on outdated systems, manual processes, and limited real-time visibility. Profitability and scalability remain constant challenges in facing all opportunity for intelligent, technology-driven solutions at scale.



EYES UP HOSPITALITY™

THE OLD WAY   vs.   THE EYES UP WAY

THE OLD WAY	THE EYES UP WAY
✕ TOO MANY SCREENS	✓ AI-POWERED AUTOMATION
✕ MANUAL PROCESSES	✓ INTEGRATED OPERATIONS
✕ LOST TIME & PRODUCTIVITY	✓ TIME BACK FOR WHAT MATTERS
✕ OVERWHELMED TEAMS	✓ EMPOWERED TEAMS
✕ INCONSISTENT RESULTS	✓ BETTER GUEST EXPERIENCES

Built on Real Scale. Designed to Expand.

With 30+ franchised and licensed locations across the country, Tapville has built a scalable operating platform powered by real-world automation systems and continuous guest and operational data. Eyes Up Hospitality™ transforms our proven operating system into an AI-powered intelligence platform— designed to scale across Tapville locations and expand to hospitality businesses nationwide.

By combining automation, real-time data, and AI, the platform helps operators:

◇ Optimize staffing and labor in real time
◇ Improve workflows and operational efficiency
◇ Increase revenue per guest
◇ Make faster, data-driven decisions

Proven Traction. Expanding Platform.

Tapville has already demonstrated momentum:

Recognized on the Inc. 5000	Entrepreneur Franchise 500 (2023 & 2024)	30+ Franchised & Licensed locations open	Millions in systematic revenue



We are not just building a hospitality brand.

Tapville combines a profitable, real-world hospitality business with the upside of a scalable AI-powered technology platform. Unlike many early-stage AI companies that start with concepts, we built the foundation first:

◇ Real venues
◇ Deployed automation systems
◇ A national franchise and licensing network
◇ Continuous operational and guest data

INVEST NOW

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
ILLINOIS

2.) The jurisdiction immediately prior to filing this Certificate is ILLINOIS

3.) The date the Limited Liability Company first formed is DECEMBER 6, 2018

4.) The name of the Limited Liability Company immediately prior to filing this
Certificate is TAPVILLE STATION FRANCHISING, LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is
TAPVILLE FRANCHISING INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the _____4th_____ day of _June_____, A.D. 2020_____.

By: _____

Name: Joseph Tota
Print or Type

Title: President
Print or Type

CERTIFICATE OF INCORPORATION
OF
TAPVILLE FRANCHISING INC.

FIRST: The name of this corporation is Tapville Franchising Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation in the State of Delaware will be 850 New Burton Road, Suite 20, City of Dover, County of Kent, 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of share of all classes of stock which the Corporation shall have authority to issue is 16,000,000, of which (i) 8,000,000 shares shall be Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), (ii) 5,000,000 shares shall be Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**" and together with the Class A Common Stock, collectively, the "**Common Stock**") and (iii) 3,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**").

FIFTH: The rights, preferences, privileges, restrictions and other matters relating to the Common Stock and Preferred Stock are as follows:

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting Rights</u>.

2.1   <u>Class A Common Stock</u>. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "**Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

2.2   <u>Class B Common Stock</u>. Except as required by law or as otherwise expressly provided in this Certificate, the Class B Common Stock will have no voting rights, and no holder of Class B Common Stock shall be entitled to vote on any matter with respect to the holder's shares of Class B Common Stock.

2.3   <u>No Cumulative Voting</u>. There shall be no cumulative voting.

2.4   Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.   Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

4.   Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

5.   Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

6.   Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to

receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

7.   No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

8.   Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

B.   PREFERRED STOCK

1.   Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

      1.1   the designation of the series;

      1.2   the number of shares of the series;

      1.3   the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

      1.4   whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

      1.5   whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

1.6   whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

1.7   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

1.8   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

1.9   the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

1.10   any other relative rights, preferences, and limitations of that series.

SIXTH: Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation

-4-

with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

The Board of Directors of the Corporation is authorized prospectively to limit or exculpate, and retrospectively to waive or release, any officer, employee or agent of the Corporation from and for personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty (if any) of such officer, employee or agent.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation, (ii) any holder of Common Stock or Preferred Stock, (iii) Joseph Tota in his capacity as an officer or agent of the Corporation, or (iv) any affiliate, partner, member, director, equityholder, employee, agent or representative of any such holder(collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or officer of the Corporation.

THIRTEENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this Article

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Thirteenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

2. <u>Prepayment of Expenses of Directors and Officers</u>. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Thirteenth or otherwise.

3. <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article Thirteenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. <u>Indemnification of Employees and Agents</u>. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

5. <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors of the Corporation.

6. <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Thirteenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

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7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors of the Corporation may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Thirteenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Thirteenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Thirteenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

FOURTEENTH: By his, her or its subscription for, or purchase of, any shares of stock of the Corporation and in consideration of the receipt of such shares, each stockholder of the Corporation does thereby irrevocably and unconditionally waive, and agree to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights with respect to, any shares of Common Stock or Preferred Stock of the Corporation. This Article Fourteenth shall constitute an agreement between each stockholder and the Corporation which is binding on the stockholder and his, her or its respective successors and on any assigns of any of his, her or its shares of stock and shall be enforceable by the Corporation and its successors to the fullest extent permitted by applicable law.

FIFTEENTH: The Corporation shall not be governed or subject to Section 203 of the DGCL.

SIXTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

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SEVENTEENTH: The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

EIGHTEENTH: The name and address of the incorporator is as follows:

Erin Quiggle
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601

*   *   *

I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, as do certify that the facts stated herein are true, and I have accordingly hereunto set my hand this 1st day of June, 2020

By: _____
Name: Erin Quiggle